SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nike, Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

654106103
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 14,718,131 shares, which constitutes approximately 7.6% of the 194,591,439 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 193,591,439 shares outstanding.

CUSIP No. 654106103

1.    Name of Reporting Person:

        Cardinal Investment Sub I, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 12,768,131
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 12,768,131
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        12,768,131

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.6%

12.    Type of Reporting Person: PN

CUSIP No. 654106103

1.    Name of Reporting Person:

         Oak Hill Strategic Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 950,000
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 950,000
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,950,000 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.0% (2)

12.    Type of Reporting Person: PN
--------------
(1)     Assumes the conversion of 1,000,000 shares (at the applicable conversion rate of one for one) of Nike, Inc. Class A Common Stock into shares of Nike, Inc. Class B Common Stock.
(2)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 194,591,439.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated October 15, 2001 (the "Schedule 13G"), relating to the Class B Common Stock (the "Stock"), of Nike, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2(a).  Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Cardinal Investment Sub I, L.P. , a Delaware limited partnership ("Cardinal"), and Oak Hill Strategic Partners, L.P., a Delaware limited partnership ("Oak Hill") (the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): Cardinal Investment Sub Genpar I, L.L.C., a Delaware limited liability company ("Cardinal Genpar"), Cardinal Fund I, L.P., a Delaware limited partnership ("Cardinal Fund"), Cardinal Management I, L.P., a Delaware limited partnership ("Cardinal Management"), Cardinal MGP, L.L.C., a Delaware limited liability company ("Cardinal MGP"), FW Strategic Asset Management, L.P., a Texas limited partnership ("FW Strategic"), Strategic MGP, L.L.C., a Delaware limited liability company ("Strategic MGP") and James N. Alexander ("Alexander"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).  Address of Principal Business Office, or if None, Residence.

The address of the principal business office of Cardinal, Cardinal Genpar, Cardinal Fund, Cardinal Management, Cardinal MGP, Oak Hill, FW Strategic and Strategic MGP is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

The address of the principal business office of Alexander is 2775 Sand Hill Road, Suite 240, Menlo Park, California 94025.

Item 2(c).  Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).  Title of Class of Securities.

This Schedule 13G Statement relates to the Class B Common Stock of the Issuer (the "Stock").

Item 2(e).  CUSIP Number.

The CUSIP number of the Stock is 654106103.

Item 4.  Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

Cardinal

The aggregate number of shares of the Stock that Cardinal owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Oak Hill

The aggregate number of shares of the Stock that Oak Hill owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.0% of the 194,591,439 shares of the Stock deemed outstanding pursuant to Rule 13d-3 of the Act.

Controlling Persons

Cardinal Genpar

Because of its position as general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Genpar owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Cardinal Fund

Because of its position as sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Cardinal Management

Because of its position as the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Management owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 6.6% of the outstanding shares of the Stock.

Cardinal MGP

Because of its position as the general partner of the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,768,131, which constitutes approximately 6.6% of the outstanding shares of the Stock.

FW Strategic

Because of its position as the general partner of Oak Hill, the aggregate number of shares of the Stock that FW Strategic owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.0% of the 194,591,439 shares of the Stock deemed outstanding pursuant to Rule 13d-3 of the Act.

Strategic MGP

Because of its position as the general partner of the general partner of Oak Hill, the aggregate number of shares of the Stock that Strategic MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,950,000, which constitutes approximately 1.0% of the 194,591,439 shares of the Stock deemed outstanding pursuant to Rule 13d-3 of the Act.

Alexander

Because of his position as the sole member of the general partner of the general partner of the sole member of the general partner of Cardinal, and because of his position as the President and sole member of the general partner of the general partner of Oak Hill, Alexander may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, a total of 14,718,131 shares of the Stock, which constitutes approximately 7.6% of the 194,591,439 shares of the Stock deemed outstanding pursuant to Rule 13d-3 of the Act.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Cardinal

Acting through its general partner, Cardinal has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,768,131 shares of the Stock.

Oak Hill

Acting through its general partner, Oak Hill has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 950,000 shares of the Stock.

Controlling Persons

Cardinal Genpar

In its capacity as the general partner of Cardinal, Cardinal Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,768,131 shares of the Stock.

Cardinal Fund

In its capacity as the sole member of the general partner of Cardinal, Cardinal Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,768,131 shares of the Stock.

Cardinal Management

In its capacity as the general partner of the sole member of the general partner of Cardinal, Cardinal Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,768,131 shares of the Stock.

Cardinal MGP

In its capacity as the general partner of the general partner of the sole member of the general partner of Cardinal, Cardinal MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,768,131 shares of the Stock.

FW Strategic

In its capacity as the general partner of Oak Hill, FW Strategic has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 950,000 shares of the Stock.

Strategic MGP

In its capacity as the general partner of the general partner of Oak Hill, Strategic MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 950,000 shares of the Stock.

Alexander

In his capacity as the sole member of the general partner of the general partner of the sole member of the general partner of Cardinal, and in his capacity as President and sole member of the general partner of the general partner of Oak Hill, Alexander has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,718,131 shares of the Stock.

Item 10.  Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    February 13, 2006

CARDINAL INVESTMENT SUB I, L.P.
By:  Cardinal Investment Sub Genpar I, L.L.C., general partner

By: /s/ John H. Fant
       John H. Fant, Vice President

OAK HILL STRATEGIC PARTNERS, L.P.
By:  FW Strategic Asset Management, L.P., general partner
   By:  Strategic MGP, L.L.C., general partner

      By: /s/ John H. Fant
             John H. Fant, Vice President